Exhibit 99.1

THE INFORMATION CONTAINED WITHIN THIS ANNOUNCEMENT IS DEEMED BY THE COMPANY TO CONSTITUTE INSIDE INFORMATION AS STIPULATED UNDER THE EU MARKET ABUSE REGULATION (596/2014). UPON THE PUBLICATION OF THE ANNOUNCEMENT VIA A REGULATORY INFORMATION SERVICE, THIS INFORMATION IS CONSIDERED TO BE IN THE PUBLIC DOMAIN.

Realm Therapeutics plc

(“Realm Therapeutics”, “Realm” or the “Company”)

Provides Corporate Update and Hires Advisor
to Support Strategic Review including Formal Sale Process

MALVERN, PA, September 17, 2018 - Realm Therapeutics plc (NASDAQ:RLM / AIM:RLM), a biopharmaceutical company with a proprietary technology platform of stabilized high concentration hypochlorous acid (HOCl), today provides a corporate update following the August 14, 2018 announcement of top-line results of the Company’s Phase 2 trial of PR022 in Atopic Dermatitis and announces the hiring of MTS Health Partners, L.P. to act as an advisor in relation to a strategic review that has been initiated by the Company, which may include the potential sale of the Company as a possible outcome.

“A full analysis of our Atopic Dermatitis study results showed a statistically significant efficacy signal in a sub-population treated with the higher dose formulation. However, the overall study results did not meet our threshold for continued investment and, as such, we have decided to discontinue all of our drug development programs, which are all based on the Company’s proprietary technology,” said Alex Martin, CEO of Realm Therapeutics.

“We have engaged MTS Health Partners to act as an advisor to assist us in exploring potential strategic alternatives, as we seek to maximize the value of our assets including the growing Vashe® Wound care royalty stream and our FDA 510(k)-cleared anti-itch hydrogel, which was formerly marketed as Aurstat™. Previously, we successfully developed and sold businesses focused on supermarket retail and endoscope decontamination, both of which were based on our proprietary HOCl technology. The Company may look to in-license or acquire further assets or undertake a broader corporate transaction.”

Mr. Martin continued, “Our cash, cash equivalents and short-term investments were $21.3 million as of August 31, 2018. We have implemented cost cutting measures, including a significant reduction in headcount, in order to preserve our capital as we advance this strategic review.”

There is no assurance that the exploration of strategic alternatives will result in a transaction or, if it does, the nature or the terms of any such transaction. Any potential strategic alternative will be evaluated by Realm’s Board of Directors (the “Board”). The Company will provide appropriate updates as to the status of its strategic review, including the expected timing of the formal sale process about which a further announcement will be made shortly, but will not comment further regarding its evaluation of potential transactions, unless a transaction is recommended by the Board, or disclosure is appropriate in the Board’s view, or for regulatory reasons.

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Formal Sale Process

The Panel on Takeovers and Mergers (the “Takeover Panel”) has agreed that any discussions with third parties may be conducted within the context of a "formal sale process" (as referred to in the City Code on Takeovers and Mergers (the “Code”)). Accordingly, the Takeover Panel has granted a dispensation from the requirements of Rules 2.4(a), 2.4(b) and 2.6(a) of the Code such that any interested party participating in the formal sale process will not be required to be publicly identified under Rules 2.4(a) or 2.4(b) as a result of this announcement and will not be subject to the 28 day deadline referred to in Rule 2.6(a) of the Code for so long as it is participating in the formal sale process.

Following this announcement, the Company is now considered to be in an "offer period" as defined in the Code, and the “dealing disclosure” requirements listed below will apply.

Parties with a potential interest in making a proposal should contact MTS Health Partners (details below). All such interested parties will be required to enter into a non-disclosure agreement in order to receive certain information on the Company, its assets and business. Parties interested in participating in the formal sale process will also be required to enter into a customary standstill arrangement restricting them from purchasing shares in the Company (except with Realm’s consent).

There can be no certainty that any offer will be made, nor the terms on which any offer will be made, or that any transaction will ensue.

The Board reserves the right to alter or terminate the process at any time and, in such cases, will make an announcement as appropriate. The Board also reserves the right to reject any approach or terminate discussions with any interested party at any time.

The Company is not in discussions with, nor in receipt of an approach from, any potential offeror as at the date of this announcement.

The person who arranged for the release of this announcement on behalf of the Company was Marella Thorell, Chief Financial Officer and Chief Operating Officer.

About Realm Therapeutics

Realm Therapeutics is a biopharmaceutical company with a proprietary technology platform of stabilized high concentration hypochlorous acid (HOCl). The Company has an FDA 510(k)-cleared anti-itch hydrogel, previously marketed as Aurstat™, indicated for the management and relief of pain, burning and itching experienced with various dermatoses, including Atopic Dermatitis, Allergic Contact Dermatitis and Radiation Dermatitis. The Company also receives a royalty stream from Vashe® Wound care products out-licensed to a third party. Both of these products were developed based on Realm’s patented proprietary HOCl technology. For more information on Realm Therapeutics please visit www.realmtx.com.

Rule 2.9 Disclosures

In accordance with Rule 2.9 of the Code, Realm Therapeutics plc confirms that as at close of business on September 14, 2018 (being the last business day prior to the date of this announcement), it has in issue 116,561,917 ordinary shares of nominal value 10 pence each (and no treasury shares). The International Securities Identification Number (ISIN) of the Realm ordinary shares is GB00B3XBCR18.

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Disclosure Requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Forward Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the Company's strategic plans, financial condition and cash position, exploration of strategic alternatives and commencement of a formal sale process. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements including with respect to the growth of the Company’s Vashe® Wound care royalty stream; the ability to extract any value from the Company’s portfolio of assets; and any outcome of a strategic alternative evaluation and potential formal sale process. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from the Company’s expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: the Company’s history of operating losses; the recently announced results of the Company’s Phase 2 trial of PR022 in Atopic Dermatitis; and the general uncertainty around future plans for the Company including the formal sale process. Additionally, the Company’s discontinuation of all of its drug development programs and its exploration of strategic alternatives, including a potential sale of the Company, represents a material change in business strategy, which the Company may not be able to execute effectively, on its intended timeline or at all, and its failure to do so may impact the price and volatility of the Company’s publicly traded ordinary shares and American Depositary Shares representing such ordinary shares. These risks and uncertainties and other important factors which are referred to in Exhibit 99.3 to the Company’s Form 6-K furnished to the Securities and Exchange Commission (SEC) on September 17, 2018 and the Company’s other reports furnished to or filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this announcement. Any such forward-looking statements represent management's estimates as of the date of this announcement. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as required by law or by any appropriate regulatory authority. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this announcement.

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RNS-RLM

Contacts:

Realm Therapeutics plc

Alex Martin, Chief Executive Officer

Marella Thorell, Chief Financial Officer and Chief Operating Officer

Outside US: +44 (0) 20 3727 1000

US: +1 212 600 1902

Argot Partners

Stephanie Marks / Claudia Styslinger

+1 212 600 1902

FTI Consulting

Simon Conway / Mo Noonan

+44 (0) 20 3727 1000

N+1 Singer (Nominated Adviser and Broker)

Aubrey Powell / Jen Boorer

+44 (0) 20 7496 3000

MTS Health Partners, L.P. (Strategic Advisor)

Ravi Mehrotra, Partner

+1 (212) 887-2112

Mark Epstein, Partner

+1 (212) 887-2121

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